Exhibit 99.1

Neta Eshed General Counsel Metalink Ltd. Tel: 972-77-4495900 Fax: 972-77-4495901 Neta@Mtlk.com

METALINK REPORTS SECOND QUARTER 2011 RESULTS

GEALYA, ISRAEL, December 5, 2011 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the second quarter of 2011 ended June 30, 2011.

FINANCIAL RESULTS

Financial Highlights for the Second Quarter of 2011: Revenues for the second quarter of 2011 were $810 thousands compared to $208 thousand for the second quarter of 2010; Net profit for the period from continuing operation was $327 thousand, or $0.12 per share, compared to net loss of $(56) thousands, or $(0.02) per share, for the second quarter of 2010.

For the first 6 months of 2011: Revenues for the period were $909 thousands compared to $258 thousand for the first half of 2010; Net profit for the period was $354 thousand, or $0.12 per share, compared to net loss from continuing operation of $(548) thousands, or $(0.20) per share, for the first six months of 2010.

Cash Status: Metalink’s cash, cash equivalents, as of June 30, 2011 were $4.84 million.

ABOUT METALINK

Metalink shares trade on OTCQB under the symbol “MTLK”. For more information, please visit our website at http;//www.MTLK.com.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2011	2010
	(Unaudited)
	(in thousands except share data)
ASSETS

Current assets
Cash and cash equivalents	$4,837	$4,357
Trade accounts receivable	104	92
Other receivables	-	266
Government institutions	4	66
Prepaid expenses & Income receivable	44	8
Advance to supplier	345	175
Inventories	4	37
Total current assets	5,338	5,001

Property and equipment, net	80	79
Total assets	$5,418	$5,080

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade accounts payable	$123	$102
Other payables and accrued expenses	539	576
Total current liabilities	662	678

Accrued severance pay	275	275

Shareholders' equity
Ordinary shares of NIS 1.0 par value (Authorized - 5,000,000 shares, issued and outstanding – 2,780,707 shares as of June 30, 2011 and December 31, 2010)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,535)	(144,889)
	14,366	14,012

Treasury stock, at cost; 89,850 as of
June 30, 2011 and December 31, 2010	(9,885)	(9,885)
Total shareholders' equity	4,481	4,127

Total liabilities and shareholders' equity	$5,418	$5,080

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Three months ended June 30,		Six months ended June 30,
2011	2010	2011	2010
(Unaudited)		(Unaudited)
(in thousands, except share and per share data)
Revenues	$810	$208	$909	$258

Costs of revenues	257	41	262	41

Gross profit	553	167	647	217

General and administrative	238	215	314	649

Operating profit, (loss)	315	(48)	333	(432)

Financial income (expenses), net	12	(8)	21	(161)

Net profit (loss) from continuing operation	$327	$(56)	$354	$(548)

Discontinued operation
Operating loss (profit) from discontinued operation	-	111	-	(108)
Capital gain from sale of discontinued operation	-	-	-	6,907
Net profit from Discontinued operation	$-	$111	$-	$6,799

Net profit	$327	$55	$354	$1 6,25

Per share data-
Basic and Diluted earnings (loss) from continuing operations	$0.12	$(0.02)	$0.12	$(0.20)

Basic and Diluted earnings (loss) from discontinued operations	$-	$0.04	$-	$2.53

Basic and Diluted earnings (loss)	$0.12	$0.02	$0.12	$2.33

Shares used in computing loss per ordinary share:
Basic and Diluted	2,780,707	2,690,383	2,780,707	2,690,383